UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.
By:	/s/ Dora Li
	Name:	Dora Li
	Title:	Chief Financial Officer

Dated: October 13, 2009

EXHIBIT INDEX

Exhibit No.	Description
1	Press Release

Exhibit 1
Noah Education Announces Proposed Strategic Investment in
Franklin Electronic Publishers
SHENZHEN, China, October 7 — Noah Education Holdings Ltd. (NYSE: NED, “Noah” or “the Company”), a leading provider of supplementary education products and services in China, today announced that Noah will make a strategic investment, in the amount of US$1 million, in the convertible preferred stock (the “Series B Preferred”) of Saunders Acquisition Corporation (“Saunders”), a Delaware corporation recently formed for the purpose of consummating a merger (the “Merger”) with and into Franklin Electronic Publishers, Incorporated, a Pennsylvania corporation (“Franklin”). Saunders is currently owned by the senior management of Franklin. Noah will subscribe the Series B Preferred prior to the consummation of the Merger.
On the effective date of the Merger, shares of the convertible redeemable preferred stocks (the “Series A Preferred”) and the Series B Preferred of Saunders, including the Series B Preferred to be subscribed by Noah, will be converted into shares of Series A Preferred and Series B Preferred, respectively, of Franklin as the surviving corporation. The Merger is expected to be completed in the first quarter of 2010, subject to customary closing conditions.
Noah has also agreed to purchase from Shining Sea Limited, an exempted company organized under the laws of the Island of Bermuda (“Shining Sea”) and a current shareholder of Franklin, 800,000 shares of Series A Preferred of Franklin from Shining Sea for a purchase price of US$2 million following the consummation of the Merger. Shining Sea is an investment vehicle principally owned by a trust created for the benefit of Dr. James Simons, the founder of Renaissance Technologies LLC and a current director of Franklin, and his family. In addition, Shining Sea Limited has separately agreed to purchase 365,630 ordinary shares of Noah, approximately 1.0% of Noah’s outstanding ordinary shares, from Global Wise Technologies Ltd. and Dynamic View Investments Limited, two existing shareholders of Noah, at a per share price of US$5.47 per share.

In connection with Noah’s investment in Saunders, Noah and Saunders have also agreed to carry out certain business cooperation initiatives, including Noah obtaining the exclusive sponsorship of Franklin’s Global SpellEvent in China, gaining access to Franklin’s distribution channel outside of China to distribute Noah’s digital learning products, and being granted a right of first offer as the preferred original design manufacturer in China for Franklin’s handheld electronic reference products and handheld language learning devices.
“We are very excited to enter into an agreement to acquire a stake in Franklin Electronic Publishers, a world leader in electronic handheld information, a partner with Noah since 2005,” commented Mr. Dong Xu, Chairman and CEO of Noah. “This transaction marks our first step into international markets and further solidifies our leadership in the domestic market. We expect the transaction will offer Noah an opportunity to broaden its distribution network as it allows Noah to enter into the global markets by leveraging Franklin’s international network. The tie-up will further enhance our collaboration in research and development of handheld electronic learning products by capitalizing on Franklin’s expertise in the translation and English learning segments. The exclusive sponsorship of Franklin’s renowned SpellEvent will help Noah to strengthen its brand in China and establish its brand in international markets.”
“While our business relationship with Noah commenced several years ago, both Noah and Franklin clearly recognized the potential synergies from the beginning. Noah has a leading presence in China, a well-known brand and a top-notch development with high-end offerings for the domestic Chinese market. We believe the relationship between Franklin and Noah represents opportunities for accretive savings and sales growth for both sides. We intend to exploit such opportunities by coupling Noah’s proven experience in the Chinese markets with our market leadership in the west,” said Barry J. Lipsky, President and CEO of Franklin Electronic Publishers.
“Our experience with Noah at the Beijing SpellEvent China championships this past April further underscores our belief that Noah is a first rate organization,” Mr. Lipsky added.

About Noah:
Noah Education Holdings Limited is a leading provider of supplementary education products and services in China. Noah’s core offering includes the development and marketing of electronic learning products (ELPs), interactive educational courseware content, software, children’s English training and after-school education services. Noah combines standardized education content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for students throughout China. Noah has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the growing student population. Noah also provides children’s English training service under the brand Little New Star in its direct-owned schools and more than 600 franchise schools throughout China. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://www.noahedu.com.cn .
About Franklin:
Franklin Electronic Publishers, Incorporated (NYSE AMEX Equities US:FEP) is a world leader in electronic handheld information, having sold approximately 41,000,000 electronic books. Current titles available directly or through partners number more than 116,000 in sixteen languages under license from world class publishers, such as Merriam-Webster and HarperCollins, focused in five genres: Learning, Language Learning, Travel, Spiritual, and Leisure. The Company also licenses its underlying technology to an array of partners including Adobe, Sun Microsystems and Ademco (a division of Honeywell). Franklin distributes ROLODEX® Electronics branded organizers worldwide and SEIKO branded reference products in Oceania and the European Community. Franklin’s products are available at 49,000 retail outlets worldwide, through catalogs, and online at http://www.franklin.com.
ROLODEX® is a registered trademark of Berol Corporation, a subsidiary of Newell Rubbermaid Inc. SEIKO is a registered trademark of SEIKO Corporation.

Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.
Contacts:

Investor Contact:	Investor Relations (US):
Jerry He	Jessica McCormick
Executive Vice President	Taylor Rafferty
Noah Education Holdings Ltd	Tel: +1 (212) 889-4350
Tel: +86-755-8204-9263	Email: noahedu@taylor-rafferty.com
Email: jerry.he@noahedu.com

Investor Relations (HK):
Ruby Yim
Taylor Rafferty
Tel: +852-3196-3712
Email: noahedu@taylor-rafferty.com